November 7, 2025
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0504
Re: Public Policy Holding Company, Inc. Registration Statement on Form S-1 (File No. 333-290834)
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-1 (File No. 333-290834) of Public Policy Holding Company, Inc., filed on October 10, 2025 and amended by a Form S-1/A filed on October 21, 2025 (as amended, the “Registration Statement”).
Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act, is hereby incorporated onto the cover page of the Registration Statement:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.”
Should you have any questions regarding this delaying amendment or the Registration Statement, please feel free to contact the undersigned at (202) 688-0020 (email: Stewart.Hall@pphcompany.com) or our counsel, Ashar Qureshi, of Fried, Frank, Harris, Shriver & Jacobson (London) LLP, at +44 207 972 9173 (email: Ashar.Qureshi@friedfrank.com).
Yours sincerely,
/s/ George Stewart Hall
George Stewart Hall
Chief Executive Officer, Public Policy Holding Company, Inc.
cc: Ashar Qureshi
Fried, Frank, Harris, Shriver & Jacobson (London) LLP